Exhibit 1

SAFE BULKERS, INC.

ANNOUNCEMENT OF TOTAL VOTING RIGHTS

Following the parallel listing and admission of the totality of 101,826,580 dematerialized, registered, voting shares of common stock, of a par value $0.001 each issued by Safe Bulkers, Inc. (the “Company” and the “Common Stock Shares”, respectively) on the Main Market of the Regulated Securities Market of Euronext Athens (the “Admission”), the Company notifies the market of the following:

As at 2 June 2026, immediately after Admission, the issued share capital and voting rights of the Company are as follows:

Class of share	Total number of shares in circulation	Number of voting rights attached to each share	Total number of voting rights of shares in circulation
Common Stock Shares ($0.001)	101,826,580	1	101,826,580
Series C Preferred Shares ($0.01)*	804,950	0	0
Series D Preferred Shares ($0.01)*	3,195,050	0	0

*Series C Preferred Shares and Series D Preferred Shares of the Company are not listed on Euronext Athens

Therefore, the total voting rights are 101,826,580. This figure may be used by shareholders as the denominator for the calculations by which they should determine whether they are required to notify their interest in, or a change to their interest in, the Company under Greek law 3556/2007, transposing Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonization of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market.

This announcement is made in accordance with article 9 par. 5 of Greek law 3556/2007.

Investors interested in further information and clarifications may contact, on business days and hours, the Company’s offices at Monaco, Apt. D11 Les Acanthes 6, Avenue des Citronniers, MC 98000 Monaco, tel.: (+30) 211 1888 400 or (+357) 25 887 200 (contact person: Dr. Loukas Barmparis).

Tuesday, 2 June 2026

SAFE BULKERS, INC.

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PV:4688079.2